FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): nº 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 7, 2012

1.             DATE, TIME AND PLACE: On the seventh day of May of 2012, at 02:00 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, at the capital of State of São Paulo.

2.             MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.             CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the exercising members.

AGENDA: (i)  Analysis, discussion and approval of the Quarterly Information Form for the first quarter of 2012; (ii) Approval of the amount to be paid in advance quarterly, as interim dividend payments for the year of 2012, pursuant to the Company’s Dividend Distribution Policy; (iii)   Approval of the advanced interim dividend payment, pursuant to the Company’s Dividend Distribution Policy;

4.             RESOLUTIONS: Having commenced the meeting, the members of the Board examined the items on the agenda and unanimously:

4.1.         Approved, without reservations, the Quarterly Information Form for the first quarter of 2012, together with the Management Report and Independent Auditors’ Report, accompanied by the favorable review of the Fiscal Council;

4.2.         Approved, for the year 2012, the amount to be paid in advance on a quarterly basis, as interim dividends, pursuant to the Company’s Dividend Distribution Policy approved at the Meeting of the Company’s Board of Directors held on August 3, 2009, is R$0.11 per preferred share and R$0.10 per common share. The payment dates of interim dividends shall be defined by the Board of Directors, pursuant publication of the Quarterly Information Form for such period. For the fourth quarter, after the closing of the fiscal year and approval of the relevant financial statements, the Company shall pay to the shareholders the minimum dividend due, calculated under the Brazilian Corporations Law, upon deduction of the dividends paid in advance during the fiscal year.

4.3.         Approved the payment of interim dividends for the first quarter of 2012, in the total amount of R$27,814,222.74, equivalent to R$0.11 per preferred share and R$0.10 per common share, pursuant to the Company’s Dividend Distribution Policy. Payment will be effected on June 20, 2012. Shareholders registered as such on June 11, 2012 will be entitled to receive payment and shares will be traded “ex-dividends” as of June 12, 2012, until the payment date.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, May 7, 2012. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending Directors: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Jean Charles Naouri, Jean Louis Bourgier, Fabio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira e Ulisses Kameyama.

Renata Catelan P. Rodrigues

Secretary

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 07, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.